Greenwich Kahala Aviation Ltd.

Fitzwilliam Hall

Fitzwilliam Place

Dublin 2, Ireland

March 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela Long
Ms. Chambre Malone

Re:	Greenwich Kahala Aviation Ltd. (the “Company”) Withdrawal Request: Registration Statements on Form F-1 and Form F-6 File Nos. 333-171562 and 333-172557, respectively

Ladies and Gentlemen:

                         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests withdrawal of its Registration Statement on Form F-1 (File No. 333-171562), together with all exhibits and amendments thereto (collectively, the “F-1”) and its Registration Statement on Form F-6 (File No. 333-172557), together with all exhibits thereto (collectively, the “F-6” and, together with the F-1, the “Registration Statements”).  The F-1 was initially filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2011 and the F-6 was filed with the Commission on March 2, 2011.

                         In light of market conditions, the Company has determined not to proceed with the offering described in the Registration Statements at this time.  The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company confirms that no securities were sold pursuant to the Registration Statements.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

         The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

                         It is our understanding that this application for withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

                         If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Kaye Scholer LLP (either Katherine Mulhern in London at +44 (0) 20 7105-0588, or Aleksander “Sasha” Ablovatskiy in New York at (212) 836-8885).

Sincerely,

By:                   /s/ Bradley Smith

Name:              Bradley Smith

Title:                Chief Executive Officer and Director